ZENTEK LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2022 and 2021

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	December 31, 2022 $	March 31, 2022 $

ASSETS
Current assets
Cash and cash equivalents [note 11]	13,897,026	26,675,000
Accounts and other receivables [note 3]	332,715	656,164
Loan receivable [note 4]	2,975,000	2,950,000
Inventories [note 5]	2,844,565	665,572
Prepaids and deposits [note 5]	993,765	1,012,363
Total current assets	21,043,071	31,959,099

Non-current assets
Property and equipment [note 6]	7,920,527	6,025,421
Total assets	28,963,598	37,984,520

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 8]	1,675,770	1,204,587
Current portion of lease liability	172,811	149,317
Current portion of long-term debt [note 9]	986,811	950,930
Total current liabilities	2,835,392	2,304,834

Non-current liabilities
Lease liability	-	132,555
Long-term debt [note 9]	253,422	998,070
Total non-current liabilities	253,422	1,130,625
Total liabilities	3,088,814	3,435,459

SHAREHOLDERS' EQUITY
Share capital [note 10(a)]	85,754,399	85,494,266
Share-based payment reserve [note 10(c)]	10,348,486	7,761,541
Shares to be issued [note 7(a)]	472,500	472,500
Deficit	(70,700,601)	(59,179,246)
Total shareholders' equity	25,874,784	34,549,061
Total shareholders' equity and liabilities	28,963,598	37,984,520
Nature of Business [note 1]
Commitments and Contingencies [note 13]
Subsequent Events [note 17]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

These consolidated financial statements were authorised for issue by the Board of Directors on February 9, 2023. Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Ilse Treurnicht"	, Director

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	Three Months Ended December 31, 2022 $	Three Months Ended December 31, 2021 $	Nine Months Ended December 31, 2022 $	Nine Months Ended December 31, 2021 $

REVENUE
Sales	15,200	35,420	48,305	185,565
Other income	-	-	15,000	-
	15,200	35,420	63,305	185,565

EXPENSES
Amortisation [note 6]	140,736	120,995	412,442	271,859
Bad debts	7,370	-	134,482	-
Consulting fees	185,869	80,405	911,817	428,494
Directors fees	37,500	-	103,125	-
Insurance	98,785	48,297	258,826	100,957
Investor relations and promotion	44,078	85,600	234,756	228,356
Listing and filing fees	-	32,341	147,198	84,433
Office expenses	35,260	793	123,071	75,016
Professional fees	450,049	366,153	1,345,515	1,081,191
Rent	150,580	38,010	225,770	137,970
Research and development	304,681	162,337	1,189,794	1,002,444
Salaries and benefits [note 12]	834,894	410,073	2,587,494	1,137,086
Stock-based compensation [notes 10(c) and 12]	702,173	985,264	2,983,882	2,407,089
Supplies and materials	268,179	238,854	827,101	448,870
Travel	45,590	53,759	156,493	106,739
Other expenses [note 16]	91,799	52,912	332,958	145,385
	3,397,543	2,675,793	11,974,724	7,655,889

Loss from continuing operations before the undernoted	(3,382,343)	(2,640,373)	(11,911,419)	(7,470,324)

Interest and other income	150,120	2,261	306,072	15,557
Interest expense	(27,237)	(8,209)	(98,370)	(46,579)
Premium on flow-through shares	-	-	-	1,884
Government grants [note 15]	20,558	468,625	20,558	514,539
Total other items	143,441	462,677	228,260	485,401

Loss from continuing operations	(3,238,902)	(2,177,696)	(11,683,159)	(6,984,923)

Discontinued operations
Impairment of exploration and evaluation assets [note 7]	-	-	-	26,671,935
Loss from discontinued operations [note 7]	-	-	-	26,671,935

Net and comprehensive loss for the period	(3,238,902)	(2,177,696)	(11,683,159)	(33,656,858)

Basic and diluted net loss per share [note 14]
Continuing operations	0.03	0.02	0.12	0.07
Discontinued operations	-	-	-	0.29
	0.03	0.02	0.12	0.36

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	Nine Months Ended December 31, 2022 $	Nine Months Ended December 31, 2021 $

OPERATING ACTIVITIES
Loss for the period	(11,683,159)	(33,656,858)
Loss from discontinued operations	-	26,671,935
Loss from continuing operations	(11,683,159)	(6,722,406)

Items not affecting cash
Amortisation [note 6]	412,442	271,859
Premium on flow-through shares	-	(1,884)
Stock-based compensation [note 10(c)]	2,962,882	2,407,089
	(8,307,835)	(4,307,859)
Net change in non-cash working capital balances [note 11]	(1,680,607)	(881,524)
Cash flows used in continuing operating activities	(9,988,442)	(5,189,383)

INVESTING ACTIVITIES
Loan receivable advanced	(25,000)	-
Purchase of property and equipment [note 6]	(1,992,704)	(1,871,084)
Cash flows used in continuing investing activities	(2,017,704)	(1,871,084)
Cash flows used in discontinued investing activities [note 7]	-	(316,698)

FINANCING ACTIVITIES
Payments on lease liability	(109,061)	(93,734)
Payments on long-term debt	(708,767)	-
Proceeds from stock options exercised [note 10(a)]	46,000	323,267
Proceeds from warrants exercised [note 10(a)]	-	4,866,415
Units issued [note 10(a)]	-	4,337,998
Unit issue costs [note 10(a)]	-	(63,364)
Unit subscriber deposits	-	(2,008,728)
Cash flows (used in) from continuing financing activities	(771,828)	7,361,854

Change in cash and cash equivalents during the period	(12,777,974)	(15,311)
Cash and cash equivalents, beginning of period	26,675,000	3,091,549
Cash and cash equivalents, end of period	13,897,026	3,076,238

Supplementary disclosures - see note 11

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ZENTEK LTD.
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Share to be Issued $	Deficit $	Total Equity $

Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288
Issuance of units [note 10(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Issuance of shares for debt	19,157	50,000	-	-	-	-	50,000
Stock options exercised [note 10(a)]	493,333	561,034	-	(237,767)	-	-	323,267
Warrants exercised [note 10(b)]	4,256,064	5,999,423	(1,133,008)	-	-	-	4,866,415
Recognition of stock-based compensation [note 10(c)]	-	-	-	2,454,958	-	-	2,454,958
Share purchase warrants expired [note 10(b)]	-	-	(4,629)	-	-	4,629	-
Net loss and comprehensive loss for the period	-	-	-	-	-	(33,656,858)	(33,656,858)
Balance as at December 31, 2021	92,719,194	53,956,670	-	5,487,590	472,500	(54,142,056)	5,774,704

Balance as at March 31, 2022	99,248,058	85,494,266	-	7,761,541	472,500	(59,179,246)	34,549,061
Stock options exercised [note 10(a)]	285,924	260,133	-	(214,133)	-	-	46,000
Stock options expired [note 10(c)]	-	-	-	(161,804)	-	161,804	-
Recognition of stock-based compensation [note 10(c)]	-	-	-	2,962,882	-	-	2,962,882
Net loss and comprehensive loss for the period	-	-	-	-	-	(11,683,159)	(11,683,159)
Balance as at December 31, 2022	99,533,982	85,754,399	-	10,348,486	472,500	(70,700,601)	25,874,784

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

1. NATURE OF BUSINESS

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. The impact on the Company has not been significant, but management continues to monitor the situation.

Management believes the Company will be successful at completing its development plan and that current cash reserves are sufficient to carry forward the Company's plan through the coming twelve months.

These unaudited condensed interim consolidated financial statements of the Company for the nine months ended December 31, 2022 were approved and authorised for issue by the Board of Directors on February 9, 2023.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2022 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2022.

b) Future changes in accounting standards

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company's consolidated financial statements upon adoption.

c) Significant judgments

In preparing the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2022, the Company applied the critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2022.

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

2. BASIS OF PRESENTATION (continued)

) Amended presentation

The presentation of the loss before undernoted items and the net loss for the period in the unaudited condensed interim consolidated statements of loss and comprehensive loss for the three and nine-month periods ended December 31, 2021 has been amended to present the impairment of exploration and evaluation assets in that period as discontinued operations.

a) Comparative figures

Certain comparative expense amounts have been reclassified to conform to the presentation adopted in the current year.

b) Revenue Recognition

Revenue is recognised only when it is probable that the economic benefit associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectable amount, or the amount in respect of which recovery has ceased to be probable, it is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations within the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations; and

5. Recognizing revenue when/as performance obligation(s) are satisfied.

The Company enters into sales contracts with its customers that outline the payment, shipping and return policies under these commercial arrangements. The performance obligation within the sales contracts is primarily the delivery of the Company's proprietary graphene oxide solution ("Solution") and / or masks. These products are sold for contractually determined prices that include consideration for the products delivered and variable consideration consisting of royalties for masks sold by the Company's customers that have been coated with the Solution. The transaction price is allocated to the Solution and the masks based on their standalone selling price and is recognized when the control of these products is obtained by the Company's customers which is generally upon delivery. Royalty revenue is recognized when the Company is entitled to these royalties which is when the coated masks are sold by the Company's customers.

Where the consideration payable by the Company's customers includes volume rebates and merchandise discounts, they are considered in determining the transaction price and are estimated and recognised at the time of the sale as a deduction against recognized revenue. To date, these rebates and discounts have been immaterial.

3. ACCOUNTS AND OTHER RECEIVABLES

	December 31, 2022 $	March 31, 2022 $

Trade receivables	98,958	314,375
HST recoverable	226,591	341,789
Accrued interest receivable	107,166	-
Less: valuation allowance on trade receivables	(100,000)	-
	332,715	656,164

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

4. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan is secured by mortgages against properties held by the borrower. The original maturity date was July 1, 2022 and the loan terms are being renegotiated. The Company performed an analysis of collectivity and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	December 31, 2022 $	March 31, 2022 $

Loan balance, beginning of period	2,950,000	-
Loans advanced	25,000	2,950,000
Interest earned	135,000	-
Interest payments received	(135,000)	-
Loan balance, end of period	2,975,000	2,950,000

0. INVENTORIES

	December 31, 2022 $	March 31, 2022 $

Raw materials	2,420,990	477,095
Finished goods	423,575	188,477
	2,844,565	665,572

Included in prepaids and deposits are $114,725 (March 31, 2022: $855,415) of prepayments made for inventory to be delivered subsequent to period end. A continuity of prepaid inventory is presented below:

	December 31, 2022 $	March 31, 2022 $

Prepaid inventory, beginning of period	855,415	-
Prepayments made during the period	-	1,126,575
Inventory received	(740,690)	(271,160)
Prepaid inventory, end of period	114,725	855,415

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

6. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the nine month period ended December 31, 2022.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2022	5,732,373	293,048	6,025,421
Less: amortisation	(292,341)	(120,101)	(412,442)
Plus: purchases	2,307,548	-	2,307,548
Property and equipment as at December 31, 2022	7,747,580	172,947	7,920,527

The following is a reconciliation of changes in the balances of property and equipment for the nine month period ended December 31, 2021.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2021	252,765	452,456	705,221
Less: amortisation	(151,757)	(120,102)	(271,859)
Plus: purchases	1,871,084	-	1,871,084
Property and equipment as at December 31, 2021	1,972,092	332,354	2,304,446

The Company's property and equipment includes an asset under construction in the amount of $4,679,026 (March 31, 2022: $2,439,710) related to costs incurred for a production line at the silver-graphene oxide pilot plant. No amortisation has been recorded on this asset as it is not yet available for use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

7. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

7. EXPLORATION AND EVALUATION PROPERTY (continued)

Albany Property	$

Balance at March 31, 2021	26,159,729
Expenditures	512,206
Impairment	(26,671,935)
Balance at December 31, 2021	-
Expenditures	-
Balance at March 31, 2022 and December 31, 2022	-

As a result of the Company's change in business during the year ended March 31, 2022, the Company conducted an impairment test and determined the recoverable amount of the exploration and evaluation property to be negligible. Accordingly, the Company recognised an impairment charge on the exploration and evaluation property to reduce the carrying value to $nil. The exploration and evaluation expenditures incurred during the year ended March 31, 2022 were recognised as an expense in the consolidated statements of loss and comprehensive loss as it was determined that the exploration and evaluation property was impaired and these expenditures had no future benefit.

Operating results and cash flow of the Company's exploration and evaluation property for the period up to the date of impairment were classified as discontinued operations in the consolidated statements of loss and comprehensive loss and in the consolidated statements of cash flows, respectively.

Net cash flows from discontinued operations:

	For the nine month period ended December 31, 2022 $	For the nine month period ended December 31, 2021 $

Operating cash flows used in discontinued operations	-	-

Investing cash flows used in discontinued operations	-	(316,698)
Financing cash flows used in discontinued operations	-	-

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022 $	March 31, 2022 $

Trade payables	1,305,854	1,044,587
Accrued liabilities	369,916	160,000
	1,675,770	1,204,587

1. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company.

	December 31, 2022 $	March 31, 2022 $

First mortgage payable in monthly instalments of $85,504 including interest at 5% per annum, due March 1, 2024, with land and building, having a net book value of $1,968,652 (March 31, 2022: $2,003,043), pledged as collateral.	1,240,233	1,949,000
Less current portion	(986,811)	(950,930)
	253,422	998,070

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

10. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the nine months ended December 31, 2022, the Company issued 285,924 common shares in connection with the exercise of 348,333 options (2021: 493,333 common shares).

During the nine months ended December 31, 2022, the Company issued nil common shares in connection with the exercise of warrants (2021: 4,256,064 common shares).

During the nine months ended December 31, 2022, the Company issued nil common shares in connection with a private placement (2021: 1,735,199 common shares).

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of December 31, 2022 and March 31, 2022.

The following is a summary of warrants activity for the nine month period ended December 31, 2022 and for the year ended March 31, 2022:

	Nine months ended December 31, 2022		Year ended March 31, 2022
Number		Weighted average exercise price	Number	Weighted average exercise price
		$		$
Balance, beginning of period	-	-	3,393,965	0.67
Granted	-	-	867,598	3.00
Exercised	-	-	(4,256,064)	1.14
Expired	-	-	(5,499)	3.00
Balance, end of period	-	-	-	-

( ) Stock Options and Share-Based Payment Reserve

During the nine months ended December 31, 2022, the Company issued 600,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.93 to $2.59.

During the nine months ended December 31, 2021, the Company issued 970,000 stock options to a number of employees and consultants at exercise prices ranging from $1.76 to $5.67.

A summary of the inputs used to value the options issued during the nine months ended December 10 is presented below:

	Dec 31, 2022	Dec 31, 2021
Expected dividend yield	0%	0%
Expected volatility	88% to 95%	82% to 100%
Expected forfeiture rate	0%	0%
Risk-free interest rate	2.5% to 3.9%	0.3% to 1.1%
Expected life	3 to 5 years	2 to 5 years

The Company's computation of expected volatility for the nine months ended December 31, 2022 and 2021 is based on the Company's market close price over a prior period equal to the expected life of the options.

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

10. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense, exploration and evaluation expense and under capital stock as share-based payment reserve:

	Three months Ended December 31, 2022	Three months Ended December 31, 2021	Nine months Ended December 31, 2022	Nine months Ended December 31, 2021
	$	$	$	$

Stock-based compensation expense	702,173	985,264	2,983,882	2,407,089
Exploration and evaluation expenditures	-	-	-	47,869
	702,173	985,264	2,983,882	2,454,958

Stock option and share-based payment activity for the periods ended December 31, 2022 and March 31, 2022 are summarised as follows:

	Nine months ended December 31, 2022		Year ended March 31, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Balance, beginning of period	8,692,334	2.01	7,021,667	1.13
Granted	600,000	2.36	2,344,000	4.24
Exercised	(348,333)	0.58	(673,333)	0.59
Expired	(141,667)	4.00	-	-
Balance, end of period	8,802,334	2.06	8,692,334	2.01

At December 31, 2022, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
Range of exercise Prices CAD$	Number Outstanding as at Dec 31, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at Dec 31, 2022	Weighted Average Exercise Price CAD$
$0.40 - $1.00	4,283,334	1.37 $	0.49	4,283,334 $	0.49
$1.01 - $4.00	2,679,000	2.38 $	2.90	2,184,667 $	2.97
$4.01 - $5.67	1,840,000	3.21 $	4.47	1,195,001 $	4.50
	8,802,334	2.06 $	2.06	7,663,002 $	1.82

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

11. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	December 31, 2022 $	December 31, 2021 $

Accounts and other receivables	323,449	(561,272)
Inventories	(2,178,993)	(271,040)
Prepaids and deposits	18,598	(689,078)
Accounts payable and accrued liabilities	156,339	639,866
	(1,680,607)	(881,524)

Supplementary disclosures:

Change in accounts payable relating to property and equipment	$314,844	$-

Cash and cash equivalents are comprised of:	December 31, 2022 $	March 31, 2022 $

Cash in bank	3,697,026	26,475,000
Cashable guaranteed investment certificate, variable rate, maturing September 2023	10,000,000	-
Cashable guaranteed investment certificate, 2.75%, maturing December 2023	200,000	200,000
	13,897,026	26,675,000

During the nine months ended December 31, 2022, 233,333 stock options were exercised using a "cashless" exercise method whereby 62,409 fewer shares were issued than options exercised as compensation for the $95,117 in cash that traditionally would have been received by the Company upon exercise.

12. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the nine months ended December 31, 2022 and 2021 were as

	2022 $	2021 $

Salaries and benefits	901,875	577,500
Stock-based compensation	1,570,996	1,067,814
	2,472,871	1,645,314

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

13. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

14. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the nine months ended December 31, 2022 is 99,404,284 (2021: 89,863,546). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to net loss per share calculations, and therefore diluted net loss per share is equal to basic net loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted net loss per share was 8,802,334 (December 31, 2021: 7,498,334).

15. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities.

ZENTEK LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
FOR THE NINE MONTHS ENDED DECEMBER 31, 2022 AND 2021

16. OTHER EXPENSES

	Three months Ended December 31, 2022 $	Three months Ended December 31, 2021 $	Nine months Ended December 31, 2022 $	Nine months Ended December 31, 2021 $

Automotive	8,946	8,671	23,971	34,474
Bank fees	953	1,314	2,784	3,910
Dues and subscriptions	3,578	6,341	51,071	28,864
Freight and delivery	8,181	595	47,448	595
Meals and entertainment	11,983	17,431	42,087	28,615
Other expenses	12,689	5,373	46,649	11,606
Property taxes	-	-	23,630	-
Repairs and maintenance	24,657	9,349	58,367	30,308
Telephone	6,755	1,488	14,010	4,128
Utilities	14,057	2,350	22,941	2,885
	91,799	52,912	332,958	145,385

13. SUBSEQUENT EVENTS

In January 2023, the Company signed a Distribution Agreement with Southmedic Inc. ("Southmedic") for the distribution of Zentek's patented ZenGUARDTM surgical masks. Under the agreement, Southmedic will be the distributor of ZenGUARDTM-enhanced surgical masks to the Canadian hospital, general practitioner, private surgery, long-term care and nursing home markets.